2024 REPORT

NEXTLEAP Cold Sore Care


NEXTLEAP
Cosmetic for Cold Sores
Reduces Appearance of Skin Discoloration
Net Wt 4g (.14 oz)

REPORT CARD

Dear investors,

2024 marked our second full year of product sales, characterized by considerable advancements as well as notable challenges. An overview indicates that revenue nearly doubled to $60,000 from $32,000, but this is still far from where we expected to be. And we grew very well last spring, but fell back down for reasons which we have identified but which are not easily overcome.

As previously communicated, we believe that NextLeap Cold Sore Care has been targeted by an organized campaign aimed at affecting our sales through multiple fraudulent negative reviews on Amazon. Unfortunately, Amazon's review verification procedures offer limited recourse for removing or rebutting these reviews. Consequently, our product maintained less than a 4-star rating

throughout 2024, currently improving but still standing at 3.6 stars. It is generally accepted that a 4-star rating is essential to building trust with prospective customers, thus driving higher conversion rates. We appreciate your continued efforts to encourage your friends and contacts to buy the product and leave reviews to help us offset the negative ones.

Another key challenge with this product type is its requirement for early intervention during a cold sore outbreak. Customers often wait until they have an outbreak to buy a product, and the delay in starting use inevitably diminishes the product's effectiveness. We continue to encourage consumers to purchase the product in advance to use it at the first symptom, though convincing customers to buy preemptively remains challenging.

There has also been an increasing amount of "noise" in this market – claims of effectiveness from old and new products that are false or unsubstantiated. We believe that we will continue to overcome this hurdle as more people have a positive experience with NL.

Given the slower than expected sales, we took several aggressive actions in addition to our ongoing ads on Amazon and Google, videos and posts via social media influencers, and other social media activities:

Engaged a reputation management company to diagnose and counteract the negative reviews, including improving our online messaging and creating new websites and advertising to broaden awareness of Tranexamic Acid, and indirectly NextLeap.
Hired a company specializing in optimizing ad campaigns on Amazon to prioritize more profitable sales rather than simply increasing ad spending to grow top line sales that are unprofitable.
Made an agreement with Rod Rohrich, one of the best-known plastic surgeons in the world, to do promotional videos and promote

NextLeap with his patients in his practice and on his very active social media presence.

Although we expected the first 2 of these initiatives to be long-term plays, the results have been slower than expected and have not paid for themselves yet, giving us a net loss of $220,000 for 2024. We are continuing to work diligently on all fronts, and we remain confident in the efficacy of our product and that it is a solution to an unmet need. But at the same time, we have developed a new skin care serum (NextLeap Glow) set to launch soon that addresses a much larger market (anti-aging). And it is a daily-use product with much greater sales potential.

This is a crowded market segment, but historically customers have been willing to try new cosmetic products, and we have several great selling points. First, Tranexamic Acid has been a trending ingredient in recent years for its effectiveness against discoloration, and this will be the first time that someone markets its effects against fine lines and wrinkles.

Second, TA achieves its anti-wrinkle effects by preserving collagen and elastin. There are many products that promise to promote the production of collagen and elastin, but our product may be unique, and at least very rare, in being able to preserve what you have in addition to promoting more.

Third, we have a patent on the use of TA for its anti-aging effects. Patents are unusual in the cosmetics field and a good talking point. Finally, we have added two complementary ingredients that are also underutilized but trending in recent years – Niacinamide (Vitamin B3) and Copper Peptide.

This patented daily-use serum provides multiple benefits – reducing wrinkles, reducing discoloration, maintaining skin firmness and flexibility, protecting against sun damage, and giving an overall healthy "glow". Early test users have found they could eliminate some of the multiple products they had been using and simplify their skin care routine. Additionally, It can be used as a cold sore product because it also contains 10% TA.

Our early tests show that the Glow Serum provides visible improvements in as little as 2 weeks. This won't be an easy launch process, but we are hopeful that we can gain meaningful sales in the first 6 months, which will get us to a cash flow positive status and also support sales of our original Cold Sore Care product.
We appreciate your continued support, and we hope that you will join us in giving Glow a fast start in 2025!   Please buy some for your own skin health and for your loved ones of all ages.

 As always thank you for your continued support.

Frank and Paul

We need your help!

As we've stated on our updates, we appreciate everyone's efforts to spread the news via word of mouth and socials that there is another product out there that can help minimize the impact that cold sores can have on your life! We also appreciate when customers take the time to go on Amazon and leave a rating and review. It turns out that Amazon sees any star rating below 4 as being a negative!

Sincerely,

Frank Murdock

Principal

William Paul Stewart

Manager

How did we do this year?



REPORT CARD

B-

☺ The Good

- Sales doubled from 2023
- Over 2300 orders in 2024
- Shifted strategy to move closer to break even on Amazon sales

☹ The Bad

- We had difficulty raising our star rating on Amazon due to what appears to be an organized effort to suppress our success.
- Influencers had limited demonstrable impact on sales
- Driving top line sales on Amazon required unexpectedly high advertising costs.

2024 At a Glance

January 1 to December 31

$$$$



$59,544 +83%
Revenue



-$227,072
Net Loss



$126,318 +99X
Short Term Debt



$106,550
Raised in 2024



$12,660
Cash on Hand
As of 12/26/23

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$59,544

$32,575

-$139,429

-$227,072

2023   2024

Net Margin: -381%   Gross Margin: 87%   Return on Assets: -144%   Earnings per Share: $0.00

Revenue per Employee: $0   Cash to Assets: 26%   Revenue to Receivables: ~   Debt Ratio: 80%

📄 SkinStasis_Skin_Care_LLC_Financials_and_CPA_Review_Report_2022.pdf

📄 SkinStasis_Profit_and_Loss_2024_Complete.pdf

📄 SkinStasis_Balance_Sheet_2024_Complete.pdf   📄 Nextleap_Financial_Report_2023-2024.pdf

We  Our 25 Investors

Thank You For Believing In Us

David J Geaney	Sage Sewell	Roman Cataraga	Rohan Bollareddi	Anita Moore	Bernie Gaumer
Jayson Stjuste	Ronald Tuggle	Daniel Hoyal	Edward J Davalle	Melissa Buford	Victor Rodriquez
Scott Borlace	Sean Noble	Sunil Kurup	William Paul Stewart	James Douglas...	Jeremy B Cloud
David Rippeto	James D Rippeto Jr	James Clutts, Jr.	Brad Mantz	Taylor Frost	

Thank You!

From the NEXTLEAP Cold Sore Care Team





Frank Murdock

Principal

Led worldwide neurosurgical business within Pfizer



Paul Stewart

Principal

Led worldwide craniofacial business within Pfizer

Details

The Board of Directors

Director	Occupation	Joined
Frank Crisler Murdock	Healthcare sales and marketing @ Self	2022
William Paul Stewart	Business Consultant @ Self	2022

Officers

Officer	Title	Joined
Frank Crisler Murdock	President	2022
William Paul Stewart	CEO	2022

Voting Power ?

Holder	Securities Held	Voting Power
Frank Murdock	LLC Interest	22.5%
William Paul Stewart	LLC Interests	27.5%
J. Douglas Rippeto	LLC Interests	25.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2022	$18,891		Section 4(a)(2)
11/2022	$500,000	Common Stock	Section 4(a)(2)
11/2022	$11,208		Section 4(a)(2)
12/2022	$130,000		Section 4(a)(2)
04/2024	$106,550		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Tranexamic Technologies	09/30/2022	$18,891	$0	0.0%	03/09/2023	
W Paul Stewart	11/01/2022	$11,208	$0	0.0%	03/09/2023	
Antiviral Technologies	12/21/2022	$130,000	$0	4.5%	11/30/2023	

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Warrants: 0

Options: 0

Form C Risks:

The Company's assets will be committed to developing and marketing a line of products in a single industry under a single brand. Our profitability will depend on the success of our sales of products under our brand name and related product names, and there will be no other product lines that could spread the risk of investment. Currently there are other brands and product names that have much greater recognition in the market.

There is no public trading market for the Company's securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the

securities for an indefinite period of time.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company is subject to government regulations affecting its business, including federal regulations relating to cosmetic products. Tranexamic Acid (TA), the main ingredient in the Company's products, has been accepted as a cosmetic ingredient addressing melasma (dark spots) and other types of skin discoloration, such as the redness from rosacea and other causes, and numerous companies have included TA in their cosmetic products for these issues for over 40 years. However, TA is considered a drug in other applications, such as the reduction of bleeding. If the FDA were to change its position that the use of TA for the currently accepted cosmetic purposes should instead be considered a pharmaceutical application, then NextLeap and the other TA-containing products would have to obtain marketing approval through the FDA approval process, which is expensive and time-consuming. In addition, the Company has extended the use of TA to address redness associated with cold sores. The FDA could take the position that this is not appropriate and require us to stop marketing NextLeap for this use (which would not keep customers from continuing to buy and use NextLeap on cold sores).

The net proceeds from this offering will be used primarily for marketing expenses of the Company, and thereafter for other general corporate purposes. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of your investment, although they have spent the last year intensively testing and analyzing appropriate marketing methods and messages and utilizing the services of recognized experts. The failure of our management to apply these funds effectively could result in financial losses.

The Company may provide certain projected results of operations to prospective investors in connection with this offering. Those projections are based on the information available at the time and the Company's best assessment and analysis, but they are subject to change as new or additional information becomes available or the Company's assessment and analysis changes. Thus projections are subject to ongoing change and cannot be guaranteed.

The Company currently plans to reach profitable operations during 2024, and after retaining sufficient earnings to fund future growth and contingencies, to make regular distributions to owners. However, those plans are subject to continued sales growth and it is possible that the company will not be able to make distributions in the near future. In addition, the Company currently plans to be acquired in the future, likely by a strategic acquiror with a complementary line or lines of products, but there is no guarantee that an acquiror will emerge or be willing to pay an acceptable price.

Frank Murdock and William Paul Stewart are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

As a startup organization, the Company is dependent on its two co-founders. Both are involved in the Company's business and they have a marketing consulting firm that is closely involved with the business. However, the co-founders occasionally travel together to meetings or conferences, and if something were to happen to both co-founders at once, it would be necessary to find a replacement and there might be a transition period until the new operator is fully knowledgeable about the business.

One product (Abreva) dominates the primary market for the Company's product (cold sore care) and it has been on the market for over 20 years. There are other competitive products that have been on the market for over 20 years, and several for 3+ years. Based on clinical studies and the competitors' marketing claims, these products appear to work well for some people but not for many. The Company believes that it will be able to attract the large number of people who do not experience significant benefits from the competitors' products as well as those who don't currently use a product because nothing has worked well for them, but it is impossible to know how long it will take for the Company to attract those customers.

The Company currently markets and sells its products entirely online and not in retail stores, whereas most of its competitors also sell in retail stores such as pharmacies and grocery stores. The Company has engaged a service to introduce it to potential retail outlets. The Company believes that the majority of potential customers for cold sore products can be reached through online marketing and sales, but until the Company's products are also sold in retail stores, it will miss selling to those who only buy from retail stores or who prefer to compare products in person before buying.

The Company relies on Amazon for most of its sales and fulfillment. The Company believes that it is in compliance with Amazon's requirements and policies, but any interruption in sales or fulfillment by Amazon would have a significant negative effect on the Company's business. The Company currently relies on Walmart.com, the TikTok Shop and its own website store for the rest of its sales, and third party fulfillment companies for delivery.

The Company's "NextLeap" word and fanciful trademarks have not yet been issued. The trademark examiner has identified a potential conflict with another mark, which the Company believes can be resolved by more narrowly defining the products sold by the company. If that is not successful, the Company will have to replace the NextLeap trademarks, which could result in loss of goodwill built up in the NextLeap marks during the last year.

The Company is an early stage company registered on August 19, 2022. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development. The Company made its first sales in December 2022. Thus far it has incurred operating losses as it created its website and marketing materials and methods, registered to sell its products through Amazon, Walmart.com, the TikTok Shop and its own website, engaged influencers and marketing consultants, and engaged third party fulfillment organizations. The company has experienced steady and accelerating growth in sales, and it believes that its estimates of ongoing growth and capital needs until positive cash flow are reasonable, but at this early sate of operations it is impossible to determine the accuracy of such estimates.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-

on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside

organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units. As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $12,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SkinStasis LLC

Texas Limited Liability Company
Organized August 2022
0 employees
BioLabs Pegasus Park
3060 Pegasus Park Dr Bldg 6
Dallas TX 75247 https://nextleapskincare.com

Business Description

Refer to the NEXTLEAP Cold Sore Care profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

NEXTLEAP Cold Sore Care is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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